Exhibit 99.1

vedanta

VEDL/Sec./SE/16-17/114

January 10, 2017

BSE Limited

Phiroze Jeejeebhoy Towers

Dalai Street, Fort

Mumbai - 400 001

Scrip Code: 500295

National Stock Exchange of India Limited

“Exchange Plaza”

Bandra-Kurla Complex, Bandra (East),

Mumbai – 400 051

Scrip Code: VEDL

Dear Sir/Madam,

Sub: Disclosure under Regulation 10(5) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011.

Pursuant to Regulation 10(5) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (hereinafter referred to as ‘SEBI (SAST), 2011’) we wish to inform you that Vedanta Limited, a company listed on your exchange, proposes to acquire 47777825 shares of Cairn India Limited, a Company listed on your exchange on January 16, 2017 or any day thereafter within a period of 60 days by way of off market inter-se transfer of shares amongst the promoter group. In this connection, please find encosed the disclosure as per Regulation 10(5) of the SEBI (SAST), 2011.

Request to please take on record.

Thanking you,

Yours Sincerely,

For Vedanta Limited

Bhumika Sood

Company Secretary & Compliance Officer

Vedanta Limited (Formerly Sesa Sterlite Ltd)

DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurgaon – 122002, Haryana, India

T +91 124 4593000 | Website: www.vedantalimited.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

vedanta

Disclosures under Regulation 10(5) - Intimation to Stock Exchanges in respect of acquisition under Regulation 10(1)(a) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011

1.	Name of the Target Company (TC)		Cairn India Limited
2.	Name of the acquirer(s)		Vedanta Limited
3.	Whether the acquirer(s) is/ are promoters of the TC prior to the transaction. If not, nature of relationship or association with the TC or its promoters		Yes
4.	Details of the proposed acquisition		
	a.	Name of the person(s) from whom shares are to be acquired	Twin Star Mauritius Holding Limited/ Sesa Sterlite Mauritius Holdings Limited
	b.	Proposed date of acquisition	On January 16, 2017 or within 60 days thereafter
	c.	Number of shares to be acquired from each person mentioned in 4(a) above	upto 47,777,825 shares
	d.	Total shares to be acquired as % of share capital of TC	Upto 2.55%
	e.	Price at which shares are proposed to be Acquired	Not exceeding the price limit mentioned under Regulation 10 (1) (a) of SEBI Takeover Regulation
	f.	Rationale, if any, for the proposed transfer	-
5.	Relevant sub-clause of regulation 10(1)(a) under which the acquirer is exempted from making open offer		Regulation 10(1)(a)(iii)
6.	If, frequently traded, volume weighted average market price for a period of 60 trading days preceding the date of issuance of this notice as traded on the stock exchange where the maximum volume of trading in the shares of the TC are recorded during such period.		Rs. 241.38 per share

Vedanta Limited Gurgaon

Vedanta Limited (Formerly known as Sesa Sterlite Ltd.)
DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurugram – 122002, Haryana, India
T +91 124 4593000 | Website: www.vedantalimited.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001
CIN: L13209GA1965PLC000044

7.	If in-frequently traded, the price as determined in terms of clause (e) of sub-regulation (2) of regulation 8.	Not Applicable
8.	Declaration by the acquirer, that the acquisition price would not be higher by more thán 25% of the price computed in point 6 or point 7 as applicable.	Yes
9.	i. Declaration by the acquirer, that the transferor and transferee have complied (during 3 years prior to the date of proposed acquisition) / will comply with applicable disclosure requirements in Chapter V of the Takeover Regulations, 2011 (corresponding provisions of the repealed Takeover Regulations, 1997) ii. The aforesaid disclosures made during previous 3 years prior to the date of proposed acquisition to be furnished.	Yes Refer Annexure A
10.	Declaration by the acquirer that all the conditions specified under regulation 10(1)(a) with respect to exemptions has been duly complied with.	Yes

Vedanta Limited Gurgaon

Vedanta Limited (Formerly known as Sesa Sterlite Ltd.)
DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurugram – 122002, Haryana, India
T +91 124 4593000 | Website: www.vedantalimited.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001
CIN: L13209GA1965PLC000044

vedanta

11. Shareholding details

Before the proposed transaction

After the proposed transaction

No. of shares/voting rights

% w.r.t total share capital of TC

No. of shares/voting rights

% w.r.t total share capital of TC

A Acquirer(s) – Vedanta Limited and PACs (other than sellers)(*)

b Seller (s)(*) - Twinstar Mauritius Holding Limited/Sesa Sterlite Mauritius Holdings Limited

As per Annexure B

As per Annexure B

As per Annexure B

As per Annexure B

645,486,059

34.41% 597,708,

234 31.86%

Note:

(*)The acquirers and sellers are part of the promoter group. The aggregate shareholding of the promoter group prior to and after the transfer shall remain unchanged at 1,122,713,999 at 59.85% of the total capital.

Signature of the acquirer

For Vedanta Limited

Vedanta Limited Gurgaon

Bhumika Sood

Company Secretary & Compliance Officer

Place: Gurugram

Date: January 10, 2017

Vedanta Limited (Formerly known as Sesa Sterlite Ltd.)

DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurugram – 122002, Haryana, India

T +91 124 4593000 | Website: www.vedantalimited.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

Annexure A

Shareholding details of Persons Acting in Concert (other than Seller)

Name of the Acquirer and PAC	Before the Acquisition of Shares		After the Acquisition of Shares	
	No. of Shares	% of paid up capital	No. of Shares	% of paid up capital
Acquirer including PAC:				
Vedanta Limited (Acquirer)*	444,527,940	23.70%	492,305,765	26.24%
Sesa Resource Limited	32,700,000	1.74%	32,700,000	1.74%
Sub-Total (A)	**477,227,940**	**25.44%**	**525,005,765**	**27.99%**
Seller:				
Twinstar Holdings Mauritus Limited/ Sesa Sterlite Mauritius Holdings Limited	645,486,059	34.41%	597,708,234	31.86%
Sub-Total (B)	**645,486,059**	**34.41%**	**597,708,234**	**31.86%**
Total (A+B)	**1,122,713,999**	**59.85%**	**1,122,713,999**	**59.85%**

* assuming transfer of 47,777,825 equity shares

Note:

The acquirers and sellers are part of the promoter group. The aggregate shareholding of the promoter group prior to and after the transfer shall remain unchanged at 1,122,713,999 at 59.85% of the total capital.

Vedanta Limited Gurgaon

For Vedanta Limited

Bhumika Sood

Company Secretary & Compliance Officer

vedanta

BSE Limited June 03, 2015

Phiroze Jeejeebhoy Towers

Dalal Street

Mumbai - 400 001

National Stock Exchange of India Limited

Exchange Plaza,

Bandra Kurla Complex,

Bandra (East),

Mumbai - 400 051

Dear Sir,

Ref: Disclosures under Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015

This is in continuation of our disclosure under Regulation 10(5) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 made on May 27, 2015. As a part of the said disclosure, the Company has on June 3, 2015 acquired 93,387,527 equity shares constituting 4.98% of paid up capital of Cairn India Limited, a company listed on BSE Limited with Script Code No.: 532792, National Stock Exchange with Scrip Symbol: CAIRN by way of an off market inter se transfer of shares amongst the promoter group.

In this connection, we send herewith following disclosures:

a. Regulation 29(2) & 10(6) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011.

b. Regulation 7 (2) of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 as amended

Request you to kindly take the same on record and oblige.

Thanking you,

Yours faithfully,

For Vedanta Limited (formerly known as Sesa Sterlite Limited / Sesa Goa Limited)

Vedanta Limited Gurgaon

Rajiv Choubey

Company Secretary & AVP legal

Encl: As above.

Cc:

Cairn India Limited

101, First Floor, C Wing, Business Square, Andheri Kurla Road, Andheri (E), Mumbai – 400 059

Vedanta Limited (Formerly known as Sesa Sterlite Limited / Sesa Goa Limited)

DLF Atria, Jacaranda Marg, DLF City Phase II, Gurgaon – 122 002, Haryana T +91-124 4593000 www.vedantalimited.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

Format for disclosures under Regulation 29(2) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011

Name of the Target Company (TC)

Cairn India Limited

Name(s) of the acquirer and Persons Acting in Concert (PAC) with the acquirer

Acquirer - Vedanta Limited (formerly known as Sesa Sterlite Limited / Sesa Goa Limited)

Promoter Group – Sesa Resources Limited and Twin Star Mauritius Holdings Ltd

Whether the acquirer belongs to Promoter/Promoter group Yes

Name(s) of the Stock Exchange(s) where the shares of TC are Listed

National Stock Exchange of India Limited (NSE) BSE Limited (BSE)

Details of the acquisition by Acquirer / disposal as follows***

Number % w.r.t. total share/voting capital wherever applicable (*) % w.r.t. total diluted share/voting capital of the TC (**)

Before the acquisition/disposal under consideration, holding of :

a) Shares carrying voting rights 35,11,40,413 18.73% 18.73%

b) Shares in the nature of encumbrance (pledge/ lien/non-disposal undertaking/ others) --   --   --

c) Voting rights (VR) otherwise than by equity shares --   --   --

d) Warrants/convertible securities/any other instrument that entitles the acquirer to receive shares carrying voting rights in the TC (specify holding in each category) --   --   --

e) Total (a+b+c+d) 35,11,40,413 18.73% 18.73%

Details of acquisition/sale

a) Shares carrying voting rights acquired/sold 9,33,87,527 4.98% 4.98%

b) VRs acquired /sold otherwise than by shares --   --   --

--   --   --

c) Warrants/convertible securities/any other instrument that entitles the acquirer to receive shares carrying voting rights in the TC (specify holding in each category) acquired/sold

d) Shares encumbered / invoked/released by --   --   --

Vedanta Limited Gurgaon

the acquirer.

e) Total (a+b+c+/-d) 9,33,87,527 4.98% 4.98%

After the acquisition/sale, holding of:

a) Shares carrying voting rights

b) Shares encumbered with the acquirer

c) VRs otherwise than by equity shares

d) Warrants/convertible securities/any other instrument that entitles the acquirer to receive shares carrying voting rights in the TC (specify holding in each category) after acquisition 44,45,27,940 23.71% 23.71% --   --   --   --   --   --   --   --   --

e) Total (a+b+c+d) 44,45,27,940 23.71% 23.71%

Mode of acquisition/sale (e.g. open market / off-market / public issue / rights issue /preferential allotment / inter-se transfer etc.) Off – market inter-se transfer

Date of acquisition / sale of shares / VR or date of receipt of intimation of allotment of shares, whichever is applicable 3 June 2015

Equity share capital / total voting capital of the TC before the said acquisition / sale No. of shares: 1,87,48,52,752 shares Amount: Rs. 18,74,85,27,520

Equity share capital/ total voting capital of the TC after the said acquisition / sale No. of shares: 1,87,48,52,752 shares Amount: Rs. 18,74,85,27,520

Total diluted share/voting capital of the TC after the said acquisition / sale No. of shares: 1,87,48,52,752 shares Amount: Rs. 18,74,85,27,520

Note:

(*) Total share capital/ voting capital to be taken as per the latest filing done by the company to the Stock Exchange under Clause 35 of the listing Agreement.

(**) Diluted share/voting capital means the total number of shares in the TC assuming full conversion of the outstanding convertible securities/warrants into equity shares of the TC.

(***) The acquisitions of equity shares is inter se transfer of shares amongst the promoter group.

For Vedanta Limited (formerly known as Sesa Sterlite Limited / Sesa Goa Limited)

Rajiv Choubey

Company Secretary & AVP-Legal

Place: Gurgaon

Date: 3rd June 2015

Format for Disclosures under Regulation 10(6) – Report to Stock Exchanges in respect of any acquisition made in reliance upon exemption provided for in Regulation 10 of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011

1.	Name of the Target Company (TC)	Cairn India Limited			
2.	Name of the acquirer(s)	Acquirer - Vedanta Limited (formerly known as Sesa Sterlite Limited / Sesa Goa Limited) Promoter Group – Sesa Resources Limited and Twin Star Mauritius Holdings Ltd			
3.	Name of the stock exchange where shares of the TC are listed	National Stock Exchange of India Limited (NSE) BSE Limited (BSE)			
4.	Details of the transaction including rationale, if any, for the transfer/ acquisition of shares.	-			
5.	Relevant regulation under which the acquirer is exempted from making open offer.	Regulation 10 (1) (a) (iii)			
6.	Whether disclosure of proposed acquisition was required to be made under regulation 10 (5) and if so, – Whether disclosure was made and whether it was made within the timeline specified under the regulations. – Date of filing with the stock exchange.	Yes 27th May 2015			
7.	Details of acquisition	Disclosures required to be made under regulation 10(5)		Whether the disclosures under regulation 10(5) are actually made	
	a. Name of the transferor / seller	Twin Star Mauritius Holdings Ltd		Twin Star Mauritius Holdings Ltd	
	b. Date of acquisition	3 June 2015 or within a period of 90 days		3 June 2015	
	c. Number of shares/ voting rights in respect of the acquisitions from each person mentioned in 7(a) above	Up to 10,00,00,000 shares		9,33,87,527 shares	
	d. Total shares proposed to be acquired / actually acquired as a % of diluted share capital of TC	up to 5.33%		4.98%	
	e. Price at which shares are proposed to be acquired / actually acquired	Not exceeding the price limit mentioned under Regulation 10 (1) (a) of SEBI Takeover Regulation		Rs. 215.16/-	
8.	Shareholding details	Pre-Transaction		Post-Transaction	
		No. of	% w.r.t. to	No. of	% w.r.t.

Vedanta Limited Gurgaon

shares held

total share capital of TC

shares held

to total share capital of TC

– Each Acquirer / Transferee(*) – Vedanta Limited (formerly known as Sesa Sterlite Limited / Sesa Goa Limited)

35,11,40,413

18.73

44,45,27,940

23.71

– Each Seller / Transferor – Twin Star Mauritius Holdings Ltd

73,88,73,586

39.41

64,54,86,059

34.43

(*) Shareholding of each entity shall be shown separately and then collectively in a group.

For Vedanta Limited (formerly known as Sesa Sterlite Limited / Sesa Goa Limited)

Rajiv Choubey

Vedanta Limited Gurgaon

Company Secretary & AVP-Legal

Place:

Gurgaon

Date: 3rd June 2015

sesa sterlite
a vedanta company
www.sesasterlite.com

SESA STERLITE LIMITED

Formerly known as Sesa Goa Limited
CIN: L13209GA1965PLC000044
Regd. Office: Sesa Ghor,
20 EDC Complex, Patto,
Panaji, Goa - 403001,
INDIA

April 9, 2014

To,

Corporate Relationship Department
The Bombay Stock Exchange Limited
Dalal Street, Fort
Mumbai - 400 001

National Stock Exchange of India Limited
"Exchange Plaza"
Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 051

Dear Sir,

In accordance with Regulation **30(1) and 30(2)** of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, the details are as follows :-

Format for Disclosures under Regulation 30(1) and 30(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 2011

1. Name of the Target Company (TC)	Cairn India Limited		
2. Name(s) of the Stock Exchange(s) where the shares of the TC are listed	BSE Limited & National Stock Exchange of India Limited		
3. Particulars of the shareholder a. Name of person whose total holding (including that in the form of shares, warrants, convertible securities and any other instrument that would entitle the holder to receive shares in the target company) is more than 25% of the share or voting rights of the TC. or b. Name(s) of promoter(s), member of the promoter group and Persons Acting in Concert (PAC) with him.	Sesa Sterlite Limited		
4. Particulars of the holding of persons mentioned at (3) above	Number	% w.r.t.total share /voting capital wherever applicable	% of total diluted share/voting capital of TC (*)
	351,140,413	18.41%	18.41%
5. As on March 31 of the year, holding of:

sesa sterlite

a vedanta company

www.sesasterlite.com

SESA STERLITE LIMITED

Formerly known as Sesa Goa Limited

CIN: L13209GA1965PLC000044

Regd. Office: Sesa Ghor,

20 EDC Complex, Patto,

Panaji, Goa – 403001,

INDIA

a) Shares

b) Voting Rights (otherwise than by shares) c) Warrants, d) Convertible Securities e) any other instrument that would entitle the holder to receive shares in the TC. 351,140,413

(*) Diluted share/voting capital means the total number of shares in the TC assuming full conversion of the outstanding convertible securities/warrants into equity shares of the TC.

Note

1. In case of promoter(s) making disclosure under regulation 30(2), no additional disclosure under regulation 30(1) is required.

Thanking you,

Yours faithfully,

For Sesa Sterlite Limited

Company Secretary & Compliance Officer

Place: Goa

Date: April 9, 2014

sesa sterlite

a vedanta company

April 6, 2015

National Stock Exchange of India Limited Exchange Plaza, 5th Floor, Plot No. C-1, G Block, Bandra Kurla Complex, Bandra (East) Mumbai 400 051.

BSE Limited Phirozee Jeejeebhoy Towers, Dalal Street, Mumbai 400 001.

The Company Secretary Cairn India Limited DLF Atria Building Jacaranda Marg-N Block DFL City Phase II, Gurgaon – 122 002 Haryana

Dear Sir/Madam,

Please find enclosed Annual Disclosures in accordance with Regulation 30 of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 as amended from time to time.

Please take the same on record.

Thanking you.

Yours faithfully,

For Sesa Sterlite Limited

Rajiv Choubey

Company Secretary & AVP - Legal

Sesa Sterlite Limited (Formerly known as Sesa Goa Limited)

DLF Atria, Jacaranda Marg, DLF City Phase II, Gurgaon – 122 002, Haryana

T +91-124 4593000 www.sesasterlite.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

sesa sterlite
a vedanta company

Annexure – 1

Format for Disclosures under Regulation 30(1) and 30(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 2011

Part A – Details of Shareholding

1. Name of the Target Company (TC)	Cairn India Limited		
2. Name(s) of the Stock Exchange(s) where the shares of the TC are listed	BSE Limited & National Stock Exchange of India Limited		
3. Particulars of the shareholder a. Name of person whose total holding (including that in the form of shares, warrants, convertible securities and any other instrument that would entitle the holder to receive shares in the target company) is more than 25% of the share or voting rights of the TC. or b. Name(s) of promoter(s), member of the promoter group and Persons Acting in Concert (PAC) with him.	Sesa Sterlite Limited		
4. Particulars of the holding of persons mentioned at (3) above	Number	% w.r.t. total share /voting capital wherever applicable	% of total diluted share/voting capital of TC (*)
	351,140,413	18.73%	18.73%
5. As on March 31 of the year, holding of: a) Shares b) Voting Rights (otherwise than by shares) c) Warrants, d) Convertible Securities e) any other instrument that would entitle the holder to receive shares in the TC.	351,140,413		
Total	351,140,413		

Sesa Sterlite Limited (Formerly known as Sesa Goa Limited)
DLF Atria, Jacaranda Marg, DLF City Phase II, Gurgaon – 122 002, Haryana
T +91-124 4593000 www.sesasterlite.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001
CIN: L13209GA1965PLC000044

sesa sterlite

a vedanta company

Part B **

Name of the Target Company : Cairn India Limited

Name (s) of the person and Persons Acting in Concert (PAC) with the person

Whether the person belongs to Promoter / Promoter Group

PAN of the person and PACs

Sesa Sterlite Limited

Promoter

AACCS7101B

Signature of the Authorised Signatory

For Sesa Sterlite Limited

Rajiv Choubey

Company Secretary & AVP Legal

Place: Gurgaon

Date: April 6, 2015

Note:

1. In case of promoter(s) making disclosure under regulation 30(2), no additional disclosure under regulation 30(1) is required.

(*) Diluted share/voting capital means the total number of shares in the TC assuming full conversion of the outstanding convertible securities/warrants into equity shares of the TC.

(**) Part-B shall be disclosed to the Stock Exchanges but shall not be disseminated.

Sesa Sterlite Limited (Formerly known as Sesa Goa Limited)

DLF Atria, Jacaranda Marg, DLF City Phase II, Gurgaon - 122 002, Haryana

T +91-124 4593000 www.sesasterlite.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

vedanta

July 15, 2016

To,

National Stock Exchange of India Limited

Exchange Plaza, Plot no.C/1, G Block

Bandra - Kurla Complex, Bandra (E)

Mumbai - 400 051

Scrip Code : VEDL

Dear Sir/ Madam,

Sub: Revised Disclosure under Regulation 30(1) and 30(2) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (as amended upto date)

In continuation to our letter dated April 5, 2016, and as desired by your office, please find attached the revised disclosure under Regulation 30(1) & 30(2) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended upto date, mentioning the PAN of the Promoter.

We hope you will find the above in order.

Thanking You.

For Vedanta Limited

Bhumika Sood

Deputy Company Secretary

Encl: As above

Vedanta Limited (Formerly Sesa Sterlite Ltd)

DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurgaon - 122002, Haryana, India

T +91 124 4593000 | Website: www.vedantalimited.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

vedanta

Annexure – 1

Format for Disclosures under Regulation 30(1) and 30(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 2011

Part A – Details of Shareholding

1. Name of the Target Company (TC)	Cairn India Limited		
2. Name(s) of the Stock Exchange(s) where the shares of the TC are listed	BSE Limited & National Stock Exchange of India Limited		
3. Particulars of the shareholder a. Name of person(s) together with Persons Acting in Concert (PAC) whose total holding (including that in the form of shares, warrants, convertible securities and any other instrument that would entitle the holder to receive shares in the target company) is more than 25% of the share or voting rights of the TC. or b. Name(s) of promoter(s), member of the promoter group and Persons Acting in Concert (PAC) with him.	**Promoter & Promoter Group:** 1. Vedanta Limited (AACCS7101B) 2. Sesa Resources Limited (AAACV7160R) 3. Twin Star Mauritius Holdings Limited (AADCT7318L)		
4. Particulars of the holding of persons mentioned at (3) above	Number	% w.r.t. total share /voting capital wherever applicable	% of total diluted share/voting capital of TC (*)
4. Vedanta Limited	444,527,940	23.71%	23.71%
5. Sesa Resources Limited	32,700,000	1.74%	1.74%
6. Twin Star Mauritius Holdings Limited	645,486,059	34.43%	34.43%
5. As on March 31 of the year 2016, holding of: a) Shares b) Voting Rights (otherwise than by shares) c) Warrants, d) Convertible Securities e) any other instrument that would entitle the holder to receive shares in the TC.	1. Vedanta Limited - 444,527,940 shares 2. Sesa Resources Limited - 32,700,000 shares 3. Twin Star Mauritius Holdings Limited -645,486,059 shares		
Total	1,122,713,999 equity shares of Rs. 10 each constituting 59.88% of the total capital.		

Bhavik Jood..

Vedanta Limited (Formerly Sesa Sterlite Ltd)
DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurgaon – 122002, Haryana, India
T +91 124 4593000 | Website: www.vedantalimited.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001
CIN: L13209GA1965PLC000044

vedanta

Part B **

Name of the Target Company: Cairn India Limited

Name (s) of the person and Persons Acting in Concert (PAC) with the person

Whether the person belongs to Promoter / Promoter Group

PAN of the person and PACs

Nil

Nil

Nil

Signature of the Authorised Signatory

For Vedanta Limited

Bhumika Sood

Deputy Company Secretary

Place: Gurgaon

Date: July 15, 2016

Note:

1. In case of promoter(s) making disclosure under regulation 30(2), no additional disclosure under regulation 30(1) is required.

(*) Diluted share/voting capital means the total number of shares in the TC assuming full conversion of the outstanding convertible securities/warrants into equity shares of the TC.

(**) Part-B shall be disclosed to the Stock Exchanges but shall not be disseminated.

Vedanta Limited (Formerly Sesa Sterlite Ltd)

DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurgaon - 122002, Haryana, India

T +91 124 4593000 | Website: www.vedantalimited.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044